# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nomad Foods Limited, CIK 0001651717
CUSIP: G6564A105
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: Forge, 43 Church Street West, Woking, United Kingdom (X0), GU21 6HT
Date of event which requires filing of this statement: 01/03/2025
Amends the filing with accession number 0001193125-18-010048
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Sir Martin E. Franklin,, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 10,375,963; sole dispositive power 0; shared dispositive power 10,375,963; aggregate amount beneficially owned 10,375,963 (6.5% of the class)
- Martin E. Franklin Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 7,430,462; sole dispositive power 0; shared dispositive power 7,430,462; aggregate amount beneficially owned 7,430,462 (4.6% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Nomad Foods Limited
Address of issuer's principal executive offices: Forge, 43 Church Street West, Woking, United Kingdom (X0), GU21 6HT
Comment: This Amendment No. 6 (the "Amendment") is being jointly filed by Sir Martin E. Franklin ("Sir Martin"), the Martin E. Franklin Revocable Trust (the "Franklin Trust") and Brimstone Investments, LLC, a Delaware limited liability company ("Brimstone" and together with Sir Martin and the Franklin Trust, collectively referred to as the "Reporting Persons") to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on January 12, 2018 (as amended by Amendment No. 1 filed on June 15, 2018, Amendment No. 2 filed on January 7, 2019, Amendment No. 3 filed on January 6, 2020, Amendment No. 4 filed on January 6, 2021 and Amendment No. 5 filed on May 9, 2022, the "Statement") with respect to the ordinary shares, no par value (the "Ordinary Shares"), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer"). The principal executive offices of the Issuer are located at Forge, 43 Church Street West Woking, GU21 6HT. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended by the addition of the following:

This Statement is being jointly filed by Sir Martin, the Franklin Trust and Brimstone pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Mariposa Acquisition II, LLC was dissolved and is therefore no longer a Reporting Person for purposes of this Statement.

Effective as of December 31, 2024, Sir Martin directs the voting and investment activities of Brimstone. Brimstone is a private investment vehicle of which, as of December 31, 2024, Sir Martin became the manager and which is wholly-owned by a trust of which Sir Martin is a beneficiary. The business address of Brimstone is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139. The present principal business of Brimstone is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account.
Residence or business address: See Item 2 (a)
Present principal occupation or employment: See Item 2 (a)
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 1

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) All percentages below have been calculated based on 160,825,319 Ordinary Shares outstanding as of September 30, 2024.

As of the date hereof, Sir Martin beneficially owns 10,375,963 Ordinary Shares consisting of shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 10,375,963 Ordinary Shares controlled or held, directly or indirectly, by one or more of the Reporting Persons (each as further described below).

Each of Sir Martin, the Franklin Trust and Brimstone has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 10,375,963, 7,430,462 and 112,500 Ordinary Shares, respectively. The shares beneficially owned by Sir Martin consist of (i) 7,430,462 Ordinary Shares held by the Franklin Trust (all of which are deemed to be beneficially owned by the Franklin Trust and 6,722,212 of which are held directly by the Franklin Trust) and (ii) 112,500 Ordinary Shares held by Brimstone (all of which are deemed to be beneficially owned by Sir Martin and are held directly by Brimstone).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a)
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit B - Joint Filing Agreement among the Reporting Persons, dated January 3, 2025.

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (01/03/2025)
- Martin E. Franklin Revocable Trust: /s/ Martin E. Franklin, Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust (01/03/2025)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin; Title: Manager (01/03/2025)